EXHIBIT 99.1

The Company to participate in investor conference held by CLSA

Date of events: 2015/11/03

Contents:

1.	Date of the investor conference: 2015/11/05~2015/11/06

2.	Time of the investor conference: 9:00 a.m.

3.	Location of the investor conference: Japan

4.	Brief information disclosed in the investor conference: The conference will be held by CLSA

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.	Any other matters that need to be specified: None